Exhibit 99.1

Alpha Tau to Participate in the H.C. Wainwright 26th Annual Global Investment Conference, the Sidoti Small-Cap Virtual Investor Conference, the Redburn Atlantic and Rothschild & Co 2024 Radiopharma Conference, and the Lytham Partners Fall 2024 Investor Conference

JERUSALEM, August 22, 2024 -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced that CFO Raphi Levy will present a corporate overview and update at the H.C. Wainwright 26th Annual Global Investment Conference on September 10th, 2024 and in the Sidoti Virtual Investor Conference on September 18-19th, 2024 and will participate in the Redburn Atlantic and Rothschild & Co 2024 Radiopharma Conference on September 26th, 2024 and the Lytham Partners Fall 2024 Investor Conference on October 1st, 2024.

Event:	H.C. Wainwright 26th Annual Global Investment Conference
Date:	September 10, 2024
Time:	12:00 – 12:30PM EST
Location:	New York, NY

Event:	Sidoti Small-Cap Virtual Investor Conference
Date:	September 19, 2024
Time:	11:30AM – 12:00PM EST
Location:	Virtual

Event:	Redburn Atlantic and Rothschild & Co 2024 Radiopharma Conference
Date:	September 26, 2024
Time:	8:30AM – 2:30PM EST
Location:	New York, NY

Event:	Lytham Partners Fall 2024 Investor Conference
Date:	October 1, 2024
Time:	8:00AM – 7:00PM EST
Location:	Virtual

Mr. Levy will be available for 1x1 investor meetings at all conferences. Please reach out to your H.C. Wainwright, Sidoti, Rothschild & Co, or Lytham Partners representatives to schedule.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT ®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Investor Relations Contact: IR@alphatau.com